UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2005

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release of the registrant, dated July 5, 2005, announcing Camtek to Present at Both the 2005 C.E. Unterberg, Towbin Emerging Growth Conference and Semicon West, Booth 8323

Attached hereto as Exhibit 99.2 and incorporated by reference herein is a press release of the registrant, dated July 7, 2005, announcing Camtek ltd. Will report its second quarter 2005 earnings and host a conference call on Thursday, August 11, 2005

Attached hereto as Exhibit 99.3 and incorporated by reference herein is a press release of the registrant, dated July 14, 2005, announcing Camtek Files Lawsuit Against Orbotech

Attached hereto as Exhibit 99.4 and incorporated by reference herein is a press release of the registrant, dated July 20, 2005, announcing Camtek will vigorously defend patent infringement claim filed against it by August technologies.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: July 21, 2005

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